                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
                              Autotote Corporation

                                (Name Of Issuer)

                                   -----------

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                       [ ]

                      (CUSIP Number of Class of Securities)

                                   -----------

      Luciano La Noce                                                  Niels Heck
Olivetti International S.A.                                           The Oak Fund
 125 Avenue du X Septembre                                 PO Box 31106 SMB, Corporate Center
        Luxembourg                                                   West Bay Road
                                                              Grand Cayman, Cayman Islands
                                                                    (1-345) 949 3977


      Corrado Ariaudo                                                Peter A. Cohen
      Olivetti S.p.A.                              Ramius Securities, LLC, Ramius Capital Group, LLC
      Via Jervis, 77                                               and C4S & Co., LLC
    10015 Ivrea, Italy                                              666 Third Avenue
                                                                       26th Floor
                                                                   New York, NY 10017
                                                                     (212) 845-7900

                                Sandrine Sas
                                  PEI N.V.
                          83 Avenue Franklin Roosevelt
                                 B 1050 Brussels
                               (01132) 26 44 2900

   Roberto Sgambati                                               Roberto Sgambati
  Lottomatica S.p.A.                                           Cirmatica Gaming, S.A.
Via di Porta Latina, 8                                      Rambla de Catalunya 16, 4E2a
   Rome, Italy 00179                                           Barcelona, Spain 08007
  (011 39) 06 772 991                                           (011 34) 93 317 8300
                                       copies to

 Michael S. Immordino                                            David S. Allinson
   Latham & Watkins                                               Latham & Watkins
    99 Bishopsgate                                                885 Third Avenue
        London                                                   New York, NY 10021
       EC2M 3XF                                                    (212) 906-1200
 (011 44) 20 7710 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                  March 8, 2001

             (Date of Event Which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 50 pages)

                                  SCHEDULE 13D


------------------
CUSIP NO.                                                           Page 2 of 50

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Cirmatica Gaming, S.A.

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]    (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         AF WC

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Spain

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                    18,329,622

                             ---------------------------------------------------
                             8      SHARED VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY             1,832,877 (1,099,748 shares solely with
          OWNED BY                  respect to the designation and voting of
            EACH                    directors - See Item 5.)
         REPORTING
        PERSON WITH          ---------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    18,329,622

                             ---------------------------------------------------

                             10     SHARED DISPOSITIVE POWER

                                    0

--------------------------------------------------------------------------------

                                  SCHEDULE 13D



------------------
CUSIP NO.                                                           Page 3 of 50

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,162,500 Shares

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         33.4%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


------------------
CUSIP NO.                                                           Page 4 of 50

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Lottomatica S.p.A.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         Not applicable

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Italy

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                    0

                             ---------------------------------------------------
                             8      SHARED VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY             0
          OWNED BY
            EACH             ---------------------------------------------------
         REPORTING           9      SOLE DISPOSITIVE POWER
        PERSON WITH
                                    0

                             ---------------------------------------------------

                             10     SHARED DISPOSITIVE POWER

                                    0

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


------------------
CUSIP NO.                                                           Page 5 of 50

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D



------------------
CUSIP NO.                                                           Page 6 of 50

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ramius Securities, LLC

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                    1,093,009

                             ---------------------------------------------------
                             8      SHARED VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY             0
          OWNED BY
            EACH             ---------------------------------------------------
         REPORTING           9      SOLE DISPOSITIVE POWER
        PERSON WITH
                                    1,093,009

                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    0

--------------------------------------------------------------------------------

                                  SCHEDULE 13D



------------------
CUSIP NO.                                                           Page 7 of 50


--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,093,009 Shares

--------------------------------------------------------------------------------


12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.7%

--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                                    PAGE 8 OF 50
------------------
CUSIP NO.


-----------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         PEI N.V.

-----------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [ ]

-----------------------------------------------------------------------------------------------------

3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         WC

-----------------------------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or
         2(f)  [ ]

-----------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

-----------------------------------------------------------------------------------------------------

                                                 7        SOLE VOTING POWER

                                                          0


                                                 ----------------------------------------------------

                                                 8        SHARED VOTING POWER

                     NUMBER OF                            366,582 (solely with
                SHARES BENEFICIALLY                       respect to the
                     OWNED BY                             designation and voting
                       EACH                               of directors - See
                     REPORTING                            Item 5.)
                    PERSON WITH
                                                 ----------------------------------------------------

                                                 9        SOLE DISPOSITIVE POWER

                                                          366,582

                                                 ----------------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          0

-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                                    PAGE 9 OF 50
------------------
CUSIP NO.



--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         366,582 Shares

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.6%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                                   PAGE 10 OF 50
------------------
CUSIP NO.


-------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ramius Capital Group, LLC

-------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [ ]

-------------------------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         Not applicable

-------------------------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or
         2(f)  [ ]

-------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------------------------

                                                 7        SOLE VOTING POWER

                                                          0

                                                 ------------------------------------------------

                                                 8        SHARED VOTING POWER
                     NUMBER OF
                SHARES BENEFICIALLY                       0
                     OWNED BY
                        EACH                     ------------------------------------------------
                     REPORTING
                    PERSON WITH                  9        SOLE DISPOSITIVE POWER

                                                          0

                                                 ------------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          0

-------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                                   PAGE 11 OF 50
------------------
CUSIP NO.


--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         HC, IA

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                                   PAGE 12 OF 50
------------------
CUSIP NO.


----------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         C4S & Co., LLC

----------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [ ]

----------------------------------------------------------------------------------------------

3        SEC USE ONLY

----------------------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         Not applicable

----------------------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or
         2(f)  [ ]

----------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

----------------------------------------------------------------------------------------------

                                                 7        SOLE VOTING POWER

                                                          0

                                                 ---------------------------------------------

                                                 8        SHARED VOTING POWER
                     NUMBER OF
                SHARES BENEFICIALLY                       0
                     OWNED BY
                       EACH                      ---------------------------------------------
                     REPORTING
                    PERSON WITH                  9        SOLE DISPOSITIVE POWER

                                                          0

                                                 ---------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          0

----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                                   PAGE 13 OF 50
------------------
CUSIP NO.


--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                            Page 14 of 50
CUSIP NO.

-------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The Oak Fund

-------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]  (b)  [ ]

-------------------------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         WC

-------------------------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]

-------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

-------------------------------------------------------------------------------------------------

                                                 7        SOLE VOTING POWER

                                                          0
                                                 ------------------------------------------------

                                                 8        SHARED VOTING POWER

                     NUMBER OF                            733,165 (solely with respect to the
                SHARES BENEFICIALLY                       designation and voting of directors - See
                      OWNED BY                            Item 5.)
                        EACH
                     REPORTING                   ------------------------------------------------
                    PERSON WITH
                                                 9        SOLE DISPOSITIVE POWER

                                                          733,165

                                  SCHEDULE 13D

----------------------                                            Page 15 of 50
CUSIP NO.



                                                 10       SHARED DISPOSITIVE POWER

                                                          0

-------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                            Page 16 of 50
CUSIP NO.


-------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         733,165 Shares

-------------------------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]


-------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.2%

-------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

----------------------                                            Page 17 of 50
CUSIP NO.


-------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Olivetti International S.A.

-------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [ ]

-------------------------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         WC

-------------------------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]

-------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg

-------------------------------------------------------------------------------------------------

                                                 7        SOLE VOTING POWER

                                                          0

                                                 ------------------------------------------------

                                                 8        SHARED VOTING POWER
                     NUMBER OF
                SHARES BENEFICIALLY                       733,129
                      OWNED BY
                        EACH                     ------------------------------------------------
                     REPORTING
                    PERSON WITH                  9        SOLE DISPOSITIVE POWER

                                                          733,129

                                                 ------------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          0

-------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

----------------------                                            Page 18 of 50
CUSIP NO.


-------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         733,129 Shares

-------------------------------------------------------------------------------------------------


12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.2%

--------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D

----------------------                                            Page 19 of 50
CUSIP NO.


--------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Olivetti S.p.A.

--------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [ ]

--------------------------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         WC

--------------------------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg

--------------------------------------------------------------------------------------------------

                                                 7        SOLE VOTING POWER

                                                          0

                                                 -------------------------------------------------

                                                 8        SHARED VOTING POWER
                     NUMBER OF
                SHARES BENEFICIALLY                        0
                      OWNED BY
                        EACH                     -------------------------------------------------
                     REPORTING
                    PERSON WITH                  9        SOLE DISPOSITIVE POWER

                                                          0

                                                 -------------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          0

--------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                            Page 20 of 50
CUSIP NO.


--------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares

--------------------------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%

--------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to the Statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share ("Common Stock"), of Autotote Corporation, a Delaware corporation (the "Issuer"), and hereby amends and supplements the Schedule 13D previously filed by the applicable Reporting Persons (as defined below) (this "Schedule 13D"). The principal executive offices of the Issuer are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by:

               (1) Cirmatica Gaming S.A., a company incorporated under the laws of Spain ("Cirmatica");

               (2) Lottomatica S.p.A., a company incorporated under the laws of
            Italy ("Lottomatica");

               (3) Ramius Securities, LLC, a limited liability company
            incorporated under the laws of Delaware ("Ramius Securities");

               (4) Ramius Capital Group, LLC, a limited liability company incorporated under the laws of Delaware ("Ramius Capital");

               (5) C4S & Co., LLC a limited liability company incorporated under the laws of Delaware ("C4S & Co.")

               (6) PEI N.V., a company incorporated under the laws of Belgium
            ("PEI");

               (7) The Oak Fund, a Cayman Islands exempted company ("Oak");

               (8) Olivetti International S.A., a company incorporated under the laws of Luxembourg ("Olivetti International"); and

               (9) Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti")


            (Each of the foregoing shall be known, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons").

         Olivetti is a conglomerate operating through its affiliates and subsidiaries in the electronics, information technology and telecommunication fields. The principal executive offices of Olivetti are located at the Via Jervis, 77, 10015 Ivrea, Italy. Olivetti International, a wholly owned subsidiary of Olivetti, is engaged in holding investments in subsidiaries and affiliated companies providing finance and guarantees to group affiliates and managing other investments and cash funds. The principal executive offices of Olivetti International are located at 125 Avenue du X Septembre, Luxembourg.

         Lottomatica is a privately held Italian company whose primary business is managing the Italian national lottery under the supervision of the Italian Ministry of Finance. Olivetti directly owns 18%, and through one of its subsidiaries owns 1.09%, of the shares of Lottomatica and Telecom Italia S.p.A, through a number of subsidiaries and affiliates, owns 19.7% of the shares of Lottomatica. Olivetti through one of its subsidiaries owns 39.50% of the shares in Telecom Italia S.p.A. The principal executive offices of Lottomatica are located at Via di Porta Latina, 8, Rome 00179, Italy.

         Cirmatica, a wholly owned subsidiary of Lottomatica, has been newly formed to hold and control Lottomatica's investment in the Issuer. Cirmatica has not carried on any significant activities other than in connection with purchasing shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Issuer as described in Item 4 of this
Schedule 13D. The principal executive offices of Cirmatica are located at Rambla De Catalunya 16, 4E2a, Barcelona, Spain.

         PEI is a privately held Belgian company whose primary business is private equity investments. The principal business offices of PEI are 83 Avenue Franklin Roosevelt, B 1050 Brussels.

         Oak is principally engaged in the business of investing in securities. The principal business office of Oak is P.O. Box 31106 SMB, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

         (i) Schedule 1 attached to this Schedule 13D contains the following information concerning the directors, executive officers or managing members (as appropriate) of each Reporting Person: (i) name; (ii) citizenship; (iii) principal business occupation or employment and (iv) the home address or the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

         During the last five years, except as reported below, none of the Reporting Persons or, to the best of their knowledge, any of their respective executive officers, directors or managing members (as appropriate) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Olivetti was fined Lire 100 million by the Italian Treasury Ministry for Olivetti's delay of 24 hours in meeting its obligation to notify Consob (the Italian equivalent of the Securities and Exchange Commission) of the sale by it of 24,405,000 shares of Telecom Italia S.p.A. The Court of Appeal has upheld this decision and Olivetti is considering a further appeal. Mr. Antonio Tesone, as Chairman and legal representative of Olivetti, is jointly liable for such fine.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of Oak, PEI and Olivetti International funded its purchase of Preferred Stock as described in Item 5 from working capital. Cirmatica, which was formed for the purpose of holding shares of Preferred Stock as described in
Item 5, received a $50,000,000 capital contribution from Lottomatica and borrowed $50,000,000 from Olivetti pursuant to an oral agreement whereby Cirmatica is obligated to pay the principal amount of the loan plus interest at a rate equal to the applicable EURIBOR rate plus 2% at the end of one year from the date the loan was made. Lottomatica and Olivetti provided such funds from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Simultaneously with the completion of the Issuer's acquisition of Scientific Games Holding Corp., a Delaware corporation, on September 6, 2000, the Issuer sold an aggregate of 1,127,500 shares of Preferred Stock to Cirmatica, Oak, Peconic Fund Ltd. ("Peconic"), Ramius Securities and Olivetti International (collectively, the "Purchasers") (of which Ramius Securities received 27,500 in respect of the payment of a placement agent fee). See Item 5 for details regarding the number of shares of Preferred Stock acquired by each Purchaser. The Issuer used most of the proceeds received in the sale of the Preferred Stock to repurchase certain of its existing subordinated debt.

         The Purchasers acquired the Preferred Stock as an investment and to obtain a voice in the management of the Issuer through minority representation on the Issuer's Board of Directors.

         Immediately after the Purchasers acquired the Preferred Stock and in accordance with the rights granted to the Purchasers in the Certificates of Designations and the Stockholders Agreement as more fully described in Item 6, the size of the Issuer's Board of Directors was increased to 10 directors and four representatives of the Purchasers -- Peter A. Cohen, Luciano La Noce, Roberto Sgambati and Michael S. Immordino -- were appointed as directors. The Purchasers have, collectively, been granted the right to elect or, upon conversion of the Preferred Stock into Common Stock, designate for election, up to four members to the Issuer's Board of Directors. See Item 6 for a description of the Purchasers' rights to elect or designate, as the case may be, members to the Board of Directors of the Issuer depending on the percentage of shares of Common Stock beneficially owned by the Purchasers.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of the Series A Convertible Preferred Stock (the "Certificate of Designations"), the Preferred Stock Purchase Agreement, dated as of September 6, 2000, by and among the Purchasers and the Issuer (the "Stock Purchase Agreement"), the Stockholders' Agreement, dated as of September 6, 2000, by and among the Purchasers and the Issuer (the "Stockholders' Agreement"), and the Voting Agreement, dated as of September 6, 2000, as amended, (the "Voting Agreement"), by and among the Purchasers (other than Ramius Securities and PEI), a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         None of the Reporting Persons currently has (i) any plans to dispose of shares of Preferred Stock or shares of Common Stock into which the shares of Preferred Stock are convertible, (ii) any intention of acquiring additional shares of Preferred Stock (other than through in-kind dividends) or Common Stock (other than through the conversion of Preferred Stock or the exercise of pre-emptive or other rights under the agreements described in Item 6), or (iii) any plans or proposals, which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's business or corporate structure,
(g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated in (a) through (i) above. Notwithstanding the foregoing, each of the Reporting Persons retains its right to (a) vote the Preferred Stock and elect or designate directors to the Issuer's Board of Directors as described in Item 6 (subject to the terms of the Voting Agreement), (b) change its investment intent, (c) propose one or more possible transactions to the Issuer's Board of Directors, and (d) acquire additional shares of Preferred Stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock (or any shares of Common Stock into which the Preferred Stock is converted) beneficially owned by it in any manner permitted by law and the agreements described in Item 6. In reaching any decision as to its course of action, each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) As at February 16, 2001, there were then issued and outstanding 40,155,991 shares of Common Stock of the Issuer, as disclosed by the Issuer in its Transition Report on Form 10-Q for the transition period from November 1, 2000 to December 31, 2000.

         On September 6, 2000, the Purchasers (other than Ramius Securities) acquired, for an aggregate purchase price of $110,000,000, a total of 1,100,000 shares of Preferred Stock. Olivetti International purchased 20,000 shares of Preferred Stock for an aggregate purchase price of $2,000,000 ($650,000 of which was credited to Olivetti as payment for certain transaction expenses), Cirmatica purchased 1,000,000 shares of Preferred Stock for an aggregate purchase price of $100,000,000, Oak purchased 40,000 shares of Preferred Stock for an aggregate purchase price of $4,000,000 and Peconic purchased 40,000 shares of Preferred Stock for an aggregate purchase price of $4,000,000. Also on September 6, 2000, Ramius Securities received 27,500 shares of Preferred Stock with an aggregate value of $2,750,000 as partial payment of a placement agent fee payable by the Issuer equal to 5% of the gross proceeds received by the Issuer in respect of the sale of Preferred Stock to the Purchasers pursuant to the Stock Purchase Agreement.

         Also on September 6, 2000, the Purchasers (other than Ramius Securities) entered into the Voting Agreement. The shares of Preferred Stock referred to above and recorded as owned by Olivetti International, Cirmatica, Oak and PEI, together with any shares of Common Stock issued on the conversion of any such shares of Preferred Stock (the "Voting Agreement Stock"), are subject to the Voting Agreement as more fully described in Item 6 below and herein incorporated by reference. By virtue of the voting arrangements set forth in the Voting Agreement, the parties agreed to vote the Voting Agreement Stock as directed by Cirmatica with respect to designating, and voting for, the persons who shall be elected to the Issuer's Board of Directors pursuant to the Certificate of Designations and the Stockholders' Agreement. Under the Voting Agreement, Olivetti International also agreed to vote all the shares of Preferred Stock owned by it (including all shares of Common Stock issued on the conversion of such Preferred Stock) as directed by Cirmatica on all voting matters relating to the Issuer in which Olivetti International has the right to vote. On September 6, 2000, Peconic and PEI entered in to an agreement whereby PEI agreed topurchase some or all of the Preferred Stock held by Peconic in one or more closings prior to September 6, 2001.

         Since September 6, 2001, the Issuer has, in accordance with the Certificate of Designations as more fully described in Section 6 below and herein incorporated by reference, issued the following stock-in-kind dividends to the Purchasers:

       -----------------------------------------------------------
                                  Sept. 30, 2000     Dec. 31, 2000
       -----------------------------------------------------------
       Cirmatica                     3,945               15,182
       Olivetti International           78                  303
       Peconic                         157                  607
       Oak                             157                  607
       Ramius                          156                  606
       -----------------------------------------------------------


         On February 9, 2001, Peconic transferred 20,382 shares of Preferred Stock to PEI for a total consideration of $2,205,520. As part of this transaction, PEI became a party to the Voting Agreement, the Stock Purchase Agreement and the Stockholders' Agreement.

         On March 8, 2001, Peconic transferred its remaining 20,382 shares of Preferred Stock to Olivetti International for a total consideration of $2,181,030. As a result of this transaction, Peconic is no longer the holder of any Voting Agreement Stock and, therefore, is no longer subject to any of the voting arrangements set forth in the Voting Agreement.

         As a result of these voting arrangements and the transactions described above, Cirmatica, and Lottomatica, as the sole shareholder of Cirmatica, may be deemed to beneficially own the Voting Agreement Stock which represents 33.4% of the outstanding Common Stock (assuming conversion of 1,121,036 shares of the Preferred Stock held by the parties to the Voting Agreement). Lottomatica hereby disclaims beneficial ownership of the Voting Agreement Stock and this Schedule 13D shall not be construed as an admission that Lottomatica is the beneficial owner of the Voting Agreement Stock.

         In addition to its beneficial ownership of the Voting Agreement Stock as described above, Cirmatica is the record owner of 1,019,127 shares of Preferred Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Cirmatica would own in the aggregate 18,329,622 shares of Common Stock of the Issuer, representing approximately 33.4% of the outstanding Common Stock of the Issuer (the "Cirmatica Common Stock").

         Cirmatica has the sole power to vote or to direct the voting of the Cirmatica Common Stock on all matters and has the sole power to dispose or to direct the disposition of, the Cirmatica Common Stock. Because Lottomatica is the sole shareholder of Cirmatica, Lottomatica may be deemed to beneficially own the Cirmatica Common Stock. Lottomatica disclaims beneficial ownership of the Cirmatica Common Stock reported herein and this Schedule 13D shall not be construed as an admission that Lottomatica is the beneficial owner of the Cirmatica Common Stock.

         Ramius Securities is the record owner of 28,262 shares of Preferred Stock. Ramius Securities also owns 172,100 shares of Common Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Ramius Securities would own in the aggregate 680,409 shares of Common Stock of the Issuer, representing approximately 1.7% of the outstanding Common Stock of the Issuer (the "Ramius Securities Common Stock").

         Ramius Securities has the sole power to vote and to dispose of the Ramius Securities Common Stock. Because Ramius Capital is the sole shareholder of Ramius Securities and C4S & Co. is the managing member of Ramius Capital, each of Ramius Capital and C4S & Co. may be deemed to beneficially own the Ramius Securities Common Stock. Each of Ramius Capital and C4S & Co. disclaim beneficial ownership of the Ramius Securities Common Stock reported herein and this Schedule 13D shall not be construed as an admission that either Ramius Capital or C4S & Co. is the beneficial owner of the Ramius Capital Common Stock.

         In addition, Ramius Securities, acting in its capacity as an investment advisor to certain third parties, has the sole power to vote, or direct the voting of, and the sole power to dispose, or direct the disposition of, 412,600 shares of

Common Stock of which Ramius Securities is not the record owner (the"Investment Advisor Common Stock"). Ramius Capital, as the sole shareholder of Ramius Securities, and C4S & Co., as the managing member of Ramius Capital, may be deemed to beneficially own the Investment Advisor Common Stock. Each of Ramius Capital and C4S & Co. disclaims beneficial ownership of the Investment Advisor Common Stock reported herein and this Schedule 13D shall not be construed as an admission that either Ramius Capital or C4S & Co. is the beneficial owner of the Investment Advisor Common Stock.

         PEI is the record owner of 20,382 shares of Preferred Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, PEI would own in the aggregate 366,582 shares of Common Stock of the Issuer, representing approximately 0.6% of the outstanding Common Stock of the Issuer (the "PEI Common Stock").

         As described above and solely with respect to designating, and voting for, the persons who shall be elected to the Issuer's Board of Directors, Cirmatica has, by contract, the sole power to direct the voting of the PEI Common Stock. On all other matters, PEI has the sole power to vote, or to direct the voting of, the PEI Common Stock and has the sole power to dispose, or direct the disposition of, the PEI Common Stock.

         Oak is the record owner of 40,764 shares of Preferred Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Oak would own in the aggregate 733,165 shares of Common Stock of the Issuer, representing approximately 1.2% of the outstanding Common Stock of the Issuer (the "Oak Common Stock").

         As described above and solely with respect to designating, and voting for, the persons who shall be elected to the Issuer's Board of Directors, Cirmatica has, by contract, the sole power to direct the voting of the Oak Common Stock. On all other matters, Oak has the sole power to vote, or to direct the voting of, the Oak Common Stock and has the sole power to dispose, or direct the disposition of, the Oak Common Stock.

         Olivetti International is the record owner of 40,762 shares of Preferred Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Olivetti International would own in the aggregate 733,129 shares of Common Stock of the Issuer, representing approximately 1.2% of the outstanding Common Stock of the Issuer ("Olivetti International Common Stock").

         As described above, Cirmatica has, by contract, the sole power to direct the voting of the Olivetti International Common Stock with respect to all matters concerning the Issuer in which Olivetti International is entitled to vote. Olivetti International has the sole power to dispose, or to direct the disposition, of the Olivetti International Common

Stock. As a result, Olivetti, as the sole shareholder of Olivetti International, may be deemed to beneficially own the Olivetti International Common Stock. Olivetti disclaims beneficial ownership of the Olivetti International Common Stock reported herein and this Schedule 13D shall not be construed as an admission that Olivetti is the beneficial owner of the Olivetti International Common Stock.

         Other than each Purchaser's ownership of Preferred Stock and Ramius Securities' ownership of 172,100 shares of Common Stock, together with its beneficial ownership of 412,600 shares of Common Stock by virtue of its capacity as an investment advisor to certain third parties, each as described herein, each Reporting Party hereby disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D.

         (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their respective directors, executive officers or managing members (as appropriate) has effected any transaction involving the Issuer's Common Stock during the last 60 days.

         (d) and (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Items 4 and 5 and Exhibits 1, 2, 3, 4, & 5 of this
Schedule 13D are herein incorporated by reference.

         Preferred Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement the Issuer made certain customary representations and warranties relating to, among other things, the Preferred Stock and the condition of the Issuer's business. The Stock Purchase Agreement provides that the Issuer shall indemnify each of the Purchasers and their respective affiliates, directors, shareholders, officers, employees and agents from and against all damages (including reasonable attorneys fees) arising out of a breach of (i) any representation or warranty relating to the due organization, authority and capitalization of the Issuer, the existence of certain exemptions applicable to Olivetti, Cirmatica, Lottomatica and their respective affiliates under the change of control provisions contained in the Issuer's employee severance agreements, and the accuracy of information provided to the Purchasers, or (ii) covenants made by the Issuer in the Stock Purchase Agreement and the other transaction documents.

         The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 2 and incorporated herein by reference.

         Certificate of Designations

         Each share of Preferred Stock is convertible (at the option of the holder thereof) at any time into the number of fully paid and nonassessable shares of Common Stock calculated by dividing the Liquidation Preference (as defined below) by $6.00 (the "Conversion Price"), such Conversion Price to be adjusted in certain circumstances as provided for in the Certificate of Designations. In accordance with such Certificate of Designations, the holders of Preferred Stock were notified that the Conversion Price had been adjusted to $5.56.

         The Preferred Stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up the affairs of the Issuer, ranks senior and prior to the Common Stock and any other class or series of capital stock of the Company which by its terms ranks junior to the Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the holders of the Preferred Stock will be entitled to receive $100.00 per share (the "Liquidation Preference") plus all accrued and unpaid dividends prior to the payment date.

         The holders of Preferred Stock will receive cumulative dividends at the annual rate of 6% of the sum of (x) the Liquidation Preference and (y) all unpaid dividends, if any, whether or not declared, from the date of issuance of Preferred Stock to the applicable dividend payment date. Dividends will be payable in additional shares of Preferred Stock or, at the Issuer's option beginning on September 30, 2002, in cash. In the event the Issuer pays cash dividends on any of its capital stock, the holders of Preferred Stock will be entitled to receive any such cash dividends as if the holders converted all of their Preferred Stock into Common Stock pursuant to the Certificate of Designations.

         From and after September 1, 2003, the Issuer at its option, may redeem all but not less than all of the shares of Preferred Stock, at the redemption price of 105% of the Liquidation Preference thereof, plus an amount equal to the unpaid dividends thereon, if the Current Market Price (as defined in the Certificate of Designations) of the Common Stock exceeds $10.00 per share and the Issuer has filed a registration statement covering the shares of Common Stock underlying the Preferred Stock which has been effective for at least 180 days.

         Holders of shares of Preferred Stock are entitled to vote together as a single class with the holders of shares of Common Stock on all matters as to which holders of shares of Common Stock are entitled to vote. In such instances, each share of Preferred Stock will vote on an "as converted" basis, using the Conversion Price then in effect.

         Pursuant to the Certificate of Designations, holders of shares of Preferred Stock voting together as a single class are entitled to elect: 4 of the Issuer's directors so long as the Purchasers collectively own more than 25% of the outstanding shares of Common Stock (counting the Preferred Stock on an as converted basis); 3 of the Issuer's directors so long as the Purchasers collectively own more than 20% of the outstanding shares of Common Stock (counting the Preferred Stock on an as converted basis); 2 of the Issuer's directors so long as the Purchaser collectively own more than 10% of the outstanding Common Stock (counting the Preferred Stock on an as converted basis); and 1 of the Issuers directors so long as the Purchasers collectively own 5% of the outstanding Common Stock (counting the Preferred Stock on an as converted basis). In addition, if the Issuer fails to pay dividends on the Preferred Stock in accordance with the Certificate of Designations or fails to provide for the election of directors as specified in the Certificate of Designations, the number of directors of the Issuer's Board of Directors will be increased by 3 and the Purchasers will be entitled to elect such additional directors to serve on the Issuer's Board of Directors. When the failure to pay such dividends on the Preferred Stock or to provide for such election of directors is cured, then the rights of the Purchasers to elect such additional directors will cease, and the term of office of any person elected as an additional director will terminate and the number of the Issuer's Board of Directors will be reduced accordingly.

         The Certificate of Designations also provides that the Issuer shall need the consent of the holders of shares of Preferred Stock that own more than 50% of the then outstanding shares of Preferred Stock to effect any of the following: (i) any amendment, alteration or repeal of any provision of the Certificate of Designations; (ii) any amendment, alteration or repeal to any provision of the Certificate of Incorporation of the Issuer that could adversely affect the preferences, rights or powers of the Preferred Stock; (iii) any authorization, issuance or creation of any class or series of capital stock of the Issuer; (iv) any increase in size of the Board of Directors of Issuer (except in accordance with the Certificate of Designations or the Stockholders' Agreement; (v) any change in State of incorporation of the Issuer; (vi) any delisting of the Issuer's Common Stock from the American Stock Exchange or listing of Common Stock on a different exchange or national quotation system; and (vii) any decision, commitment or other arrangement to effect any of the foregoing.

         The foregoing description does not purport to be complete and is qualified in its entirely by reference to the Certificate of Designations, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

         Stockholders' Agreement

         The Stockholders' Agreement provides, among other things, that the Purchasers shall have the right under certain circumstances in connection with new issuances of securities by the Issuer to purchase a number of such securities from the Issuer necessary to maintain such Purchaser's percentage ownership interest in the Issuer. These rights to purchase additional securities of the Issuer will terminate upon the earliest to occur of (a) September 6, 2004
(b) the date on which all of the Preferred Stock is redeemed by the Issuer in accordance with the Certificate of Designations and (c) the date on which the Preferred Stock is automatically converted into shares of Common Stock in accordance with the Certificate of Designations. Each of the Purchasers shall have a right of over-allotment whereby if any Purchaser fails to purchase securities of the Issuer to which it is entitled, each other Purchaser shall have the right to purchase some of the non-purchasing Purchaser's portion of such securities on a pro rata basis.

         The Stockholders' Agreement further provides that Olivetti International and Cirmatica and their permitted assigns shall be subject to certain standstill provisions that generally prohibit them from acquiring until September 6, 2004 beneficial ownership of any equity interest of the Issuer which, together with any equity interest of the Issuer beneficially owned by them would equal more than 45% of the then outstanding shares of Common Stock of the Issuer or securities convertible into Common Stock of the Issuer on a fully diluted basis. Under the Stockholders' Agreement, Olivetti International, Cirmatica and their permitted assigns will also be prohibited from soliciting proxies with respect to the Issuer until September 6, 2003.

         In addition, the Stockholders' Agreement provides that, subject to the provisions of the Certificate of Designations, the Board of Directors of the Issuer shall consist of ten directors and that the Purchasers shall have the right to designate and have appointed: (A) 4 directors minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 25% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis); (B) 3 directors minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 20% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis);
(C) 2 directors minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 10% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis); and (D) 1 director minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 5% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis). If the Issuer fails to comply with these provisions, then for as long as the failure continues, the number of directors on the Board shall be increased by 3 and the Purchasers shall have the right to designate and have elected 3 additional directors to the Board regardless of the number of shares of Common Stock or Preferred Stock held by them. Pursuant to the Stockholders' Agreement, immediately after the closing of the purchase of the Preferred Stock, Messrs. Luciano La Noce, Peter Cohen, Roberto Sgambati and Michael Immordino, the representatives of the Purchasers, were appointed as directors of the Issuer.

         The Stockholders' Agreement further provides that as long as the Purchasers beneficially own in aggregate at least 10% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis), the consent of the Purchasers holding at least 50% of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock shall be necessary for authorizing, effecting and validating (i) any amendment, alteration or repeal of any provision of the Certificate of Designations; (ii) any amendment, alteration or repeal to any provision of the Certificate of Incorporation of the Issuer that could adversely affect the preferences, rights or powers of the Preferred Stock; (iii) any authorization, issuance or creation of any class or series of capital stock of the Issuer; (iv) any increase in size of the Board of Directors of Issuer (except in accordance with the Certificate of Designations or the Stockholders' Agreement); (v) any change in the State of incorporation of Issuer; (vi) any delisting of Issuer's Common Stock from the American Stock Exchange or listing of Common Stock on a different exchange or national quotation system; and (vii) any decision, commitment or other arrangement to effect any of the foregoing.

         Under the Stockholders' Agreement, the Issuer has agreed to effect "demand" registrations at any time upon the request of any of the Purchasers or any other person holding Registrable Securities (as defined in the Stockholders' Agreement), including registrations made on Form S-3 under the Securities Act of 1933, as amended (the "Securities

Act"), for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. There is no limit on the number of "demand" registrations or Form S-3 registrations that may be requested. The Stockholders' Agreement further provides that, subject to certain limitations, the Purchasers may include their Registrable Securities in any registration of stock by the Issuer under the Securities Act.

         Under the Stockholders' Agreement, the Issuer is required to pay all registration expenses (other than underwriting discounts and commissions) with respect to all registrations made for the benefit of the holders of Registrable Securities. The Issuer is also required to pay liquidated damages in an amount equal to 2% of the Issue Amount Per Share (as defined in the Stockholders' Agreement) in cash of Preferred Stock, in the event the Issuer is not able to pay cash, each month following the 150-day period in which a registration statement has not been declared effective by the Securities and Exchange Commission after the holders of Registrable Securities have requested registration.

         The foregoing description of the Stockholders' Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

         Voting Agreement

         Pursuant to the Voting Agreement, and PEI's accession thereto, Olivetti International, Oak and PEI agreed that Cirmatica shall have the right to designate the persons who shall serve as the directors designees of the Purchasers pursuant to the Certificate of Designations and Stockholders' Agreement; provided that for so long as the Purchasers are allowed under the Stockholders' Agreement and the Certificate of Designations to designate 2 or more directors of the Issuer Peter Cohen shall be one of the appointed nominees for so long as he remains associated with PEI and its affiliates unless Oak, Peconic, or their permitted assigns no longer beneficially own Preferred Stock (or Common Stock issued on conversion of such Senior Preferred Stock). Cirmatica, Olivetti International, Oak and PEI agreed to vote of Preferred Stock and Common Stock in favor of the designees designated by Cirmatica. Under the Voting Agreement, Olivetti International, Oak and PEI further agreed that Cirmatica shall have the right to designate the designees who shall serve as members of the committees of the Board.

         Olivetti International also agreed to vote as directed by Cirmatica in its sole and absolute discretion on all matters including, among other things, ordinary and extraordinary corporate actions and all matters submitted to a stockholder vote at general or special stockholder meetings of the Issuer.

         Each of Olivetti International, Oak and PEI also agreed that it would not, and would not permit any of its affiliates (other than Cirmatica and its Subsidiaries), among other things, to, sell, encumber or otherwise transfer any of its shares of Preferred Stock or Common Stock without first giving Cirmatica prior written notice of such proposed transfer and the opportunity to purchase all but not less than all of such shares of Preferred Stock or Common Stock at a cash price equal to the sum of the amount of any cash plus the fair market value of any other consideration offered by the prospective purchaser.

         The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, as amended, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

         Except as set forth in this Schedule, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Filed herewith are these exhibits:

               (1) Joint Filing Agreement dated May 29, 2001 among Cirmatica
            Gaming S.A., Lottomatica S.p.A., Ramius Securities, LLC, PEI N.V., Ramius Capital Group, LLC, C4S & Co., The Oak Fund, Olivetti International S.A. and Olivetti S.p.A.

               (2) Preferred Stock Purchase Agreement dated September 6, 2000 among Autotote Corporation, Olivetti International S.A., Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd. (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed on September

            15, 2000)

               (3) Certificate of Designations of Series A Convertible Preferred
            Stock of Autotote Corporation (incorporated by reference to Exhibit
            3.3 to the 10-Q Quarterly Report of Autotote Corporation filed on September 14, 2000).

               (4) Stockholders' Agreement dated September 6, 2000 among
            Autotote Corporation, Olivetti International S.A., Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd. (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed on September 15,
            2000)

               (5) Voting Agreement dated September 6, 2000, as amended, among
            Olivetti International S.A., Cirmatica Gaming S.A., The Oak Fund and PEI N.V. (incorporated by reference to Exhibit 5 to the Statement on Schedule 13D filed on September 15, 2000)

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

         Dated:  June 26, 2001


                                           OLIVETTI INTERNATIONAL S.A.


                                            By:    /s/ Luciano La Noce
                                                   -----------------------------
                                                   Name:  Luciano La Noce
                                                   Title: Director


                                           OLIVETTI S.p.A.


                                           By:     /s/ Enrico Grigliatti
                                                   -----------------------------
                                                   Name:  Enrico Grigliatti
                                                   Title: Corporate Secretary


                                           CIRMATICA GAMING S.A.


                                           By:     /s/ Roberto Sgambati
                                                   -----------------------------
                                                   Name:  Roberto Sgambati
                                                   Title: Director


                                           LOTTOMATICA S.p.A.


                                           By:     /s/ Roberto Sgambati
                                                   -----------------------------
                                                   Name:   Roberto Sgambati
                                                   Title:  Director


                                           THE OAK FUND


                                           By:     /s/ Niels Heck
                                                   -----------------------------
                                                   Name:   Niels Heck
                                                   Title:  Director


                                           PEI N.V.


                                           By:        /s/ W. Van Der Hoek
                                                   -----------------------------
                                                   Name:  W. Van Der Hoek
                                                   Title: Director

                                           RAMIUS SECURITIES, LLC
                                           By:      Ramius Capital Group, LLC
                                           Its:     Investment Advisor
                                           By:      C4S & Co., LLCC
                                           Its:     Managing Member


                                           By:     /s/ Peter A. Cohen
                                                   -----------------------------
                                                   Name:  Peter A. Cohen
                                                   Title  Managing Officer


                                           RAMIUS CAPITAL GROUP, LLC
                                           By:      C4S & Co., LLCC
                                           Its:     Managing Member


                                           By:     /s/ Peter A. Cohen
                                                   -----------------------------
                                                   Name:  Peter A. Cohen
                                                   Title  Managing Officer


                                           C4S & CO., LLC


                                           By:     /s/ Peter A. Cohen
                                                   -----------------------------
                                                   Name:  Peter A. Cohen
                                                   Title  Managing Officer

                                   SCHEDULE 1

                    Board of Directors and Executive Officers
                                       of
                              Cirmatica Gaming S.A.

Name                      Position              Citizenship           Principal Occupation      Address of Principal Business
                          With                                                                  Occupation
                          Cirmatica

Roberto                   Director, Chairman    Italy                 CFO, Lottomatica S.p.A.   Via di Porta Latina 8
Sgambati                                                                                        00179 Rome, Italy

Antonio                   Director, Company     Andorra               Partner                   Rambla de Catalunya 144
Marimon                   Secretary                                   Bufete Marimon            Barcelona, Spain
Prats                                                                 Asesores

Jaime                     Director              Spain                 Promociones y             Rambla de Catalunya 144
Guillem                                                               Actividades               Barcelona, Spain
Hernandez                                                             RAP S.A.

                    Board of Directors and Executive Officers
                                       of
                               Lottomatica S.p.A.

Name                    Position With               Citizenship     Principal Business            Address of Principal Business
                        Lottomatica                                 Occupation*                   Occupation

Marco Staderini         CEO                            Italy                                      Via di Porta Latina, 8
                                                                                                  00179 Rome, Italy

Roberto Sgambati        CFO                            Italy                                      Via di Porta Latina, 8
                                                                                                  00179 Rome, Italy

Francesco Longo         Administrative Director        Italy                                      Via di Porta Latina, 8
                                                                                                  00179 Rome, Italy

Emanuela Chiti          Human Resources Director       Italy                                      Via di Porta Latina, 8
                                                                                                  00179 Rome, Italy

Luca Contiello          Technologies Director          Italy                                      Via di Porta Latina, 8
                                                                                                  00179 Rome, Italy

Tommaso Collaro         Business Development           Italy                                      Via di Porta Latina, 8
                        Director                                                                  00179 Rome, Italy

Fabrizio Menichella     Mktg & Communication           Italy                                      Via di Porta Latina, 8
                        Director                                                                  00179 Rome, Italy

Daniele Bolognesi       Customer Service               Italy                                      Via di Porta Latina, 8
                        Director                                                                  00179 Rome, Italy

Antonio Pisanelli       Legal & Societary              Italy                                      Via di Porta Latina, 8
                        Director                                                                  00179 Rome, Italy


--------------------

* To be completed only where principal occupation is not position held with Lottomatica S.p.A.

Name                    Position With               Citizenship     Principal Business            Address of Principal Business
                        Lottomatica                                 Occupation*                   Occupation

Vitaliano Casalone       Director                       Italy       CEO of Lottomatica            Via di Porta Latina, 8
                                                                    International                 00179 Rome, Italy

Antonio Garroni          Vice Chairman                  Italy       Chairman & CEO                Tecnost Sistemi S.p.A.
                                                                                                  Corso Massimo D'Azeglio, 69
                                                                                                  10015 Ivrea (Torino), Italy

Corrado Ariaudo          Director                       Italy       CEO                           Olivetti Lexicon S.p.A.
                                                                                                  Via Jervis, 77
                                                                                                  10015 Ivrea, Italy

Massimo Armellini        Director                       Italy                                     Via di Porta Latina, 8
                                                                                                  00179 Rome, Italy

Sergio Baronci           Director                       Italy       Consiglieri Amministrazioni   Arianna 2001 S.R.L.
                                                                                                  Via Leopoldo Serra, 32
                                                                                                  00153 Rome, Italy

Giorgio Bertolina        Director                       Italy       CFO, Executive V.P.,          Marconi Communications S.p.A.
                                                                                                  Via Negrone S.A
                                                                                                  10153 Genoa, Italy

Mario Blankenburg        Director                       Italy                                     Via di Porta Latina, 8
                                                                                                  00179 Rome, Italy

Arturo Bonfanti          Director                       Italy       Technical Operations Manager  Albacom S.p.A.
                                                                                                  V. Mario Bianchini, 15
                                                                                                  Rome, Italy

Massimo Brunelli         Director                       Italy       VP and C.F.O.                 Telecom Italia S.p.A.
                                                                                                  Via Flaminia, 189
                                                                                                  00196 Rome, Italy

Name                    Position With         Citizenship     Principal Business            Address of Principal Business
                        Lottomatica                           Occupation*                   Occupation

Nicola Cajano           Director              Italy           C.E.O.                        Sogei S.p.A.
                                                                                            Via M Carucci, 99
                                                                                            00143 Rome, Italy

Gianroberto Casaleggio  Director              Italy           Project Manager               Via di Porta Latina, 8
                                                                                            00179 Rome, Italy

Luigi Castelli          Director              Italy           Administrative Manager        Banca Nazionale del Lavoro S.p.A.
                                                                                            Via S. Basilico, 48
                                                                                            00187 Rome
                                                                                            Italy

Enzo Concina            Director              Italy           Managing Director             BNL Multiservizi S.p.A.
                                                                                            Piazzale del l'Agricoltura, 24
                                                                                            001144 Rome, Italy

Enrico Conti            Director              Italy           Deputy General Manager        BNL Multiservizi S.p.A.
                                                                                            Piazzale del l'Agricoltura, 24
                                                                                            001144 Rome, Italy

Luciano La Noce         Director              Italy           Director of Corporate Finance Olivetti S.p.A.
                                                                                            Via Jervis 77
                                                                                            10015 Ivrea (TO), Italy

Vittorio Nola           Director              Italy                                         Via di Porta Latina, 8
                                                                                            00179 Rome, Italy

Massimo Panzali         Director              Italy           Business Affairs              Banca Nazionale del Lavoro S.p.A.
                                                                                            Via Vittorio Veneto 119 Rome, Italy

Michele Reinero         Director              Italy           Presidente del Consiglio di   Consorzio Nazionale Per l'informatica
                                                              Amministrazione               Via delle Strelitzie 35
                                                                                            00134 Rome, Italy

Name                    Position With         Citizenship     Principal Business            Address of Principal Business
                        Lottomatica                           Occupation*                   Occupation

Gilberto Ricci          Director              Italy           CEO & Chairman                Finsiel S.p.A.
                                                                                            Via Carciano, 4
                                                                                            00131 Rome, Italy

Alberto Tripi           Director              Italy           President                     Gruppo Almeviva Technologies
                                                                                            Via Nazaionale, 82
                                                                                            00184 Rome, Italy

                    Board of Directors and Executive Officers
                                       of
                                 Olivetti S.p.A.

Name                        Principal Business Occupation           Citizenship                 Address of Principal
                                                                                                Business Occupation

Roberto Colaninno           CEO                                     Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Luciano La Noce             Director of Corporate Finance           Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Antonio Tesone              Chairman                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

                            Director                                Italy                       Via Jervis, 77
Sergio Erede                                                                                    10015 Ivrea, Italy

Cesare Geronzi              Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Bruno Lamborghini           Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Luciano Marinelli           Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Ivano Sacchetti             Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Piera Rosiello              Director and Secretary of the Board     Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Pier Luigi Fabrizi          Director                                Italy

Emilio Grutti               Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Ettore Lonati               Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Luigi Lucchini              Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Dino Marchiorello           Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Davio Trevisan              Director                                Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Corrado Ariaudo             General Manager                         Italy                       Via Jervis, 77
                                                                                                10015 Ivrea, Italy

Gordon M. W. Owen           Director                                Great Britain               Via Jervis, 77
                                                                                                10015 Ivrea, Italy

                    Board of Directors and Executive Officers
                                       of
                           Olivetti International S.A.


Name               Position With               Citizenship        Principal Business                 Home Address or Address of such
                   Olivetti International                         Occupation*                        Principal Business Occupation

Antonio Tesone     Chairman                    Italy              Chairman                           Olivetti S.p.A.
                                                                                                     Via Jervis 77
                                                                                                     10015 Ivrea, Italy

Luciano La Noce    Director                    Italy              Director of Corporate Finance      Olivetti S.p.A.
                                                                                                     Via Jervis 77
                                                                                                     10015 Ivrea, Italy

Dirk Van Reeth     Director                    Belgium            Head of the Trust Department       Banque General du Luxembourg
                                                                                                     50 J F Kennedy
                                                                                                     L 2951 Luxembourg

Edward Bruin       Director                    Belgium            Head of Fiscal Affairs             Banque General du Luxembourg
                                                                                                     50 J F Kennedy
                                                                                                     L 2951 Luxembourg


----------------------

* To be completed only where principal occupation is not position held with Olivetti International S.A.

                                Managing Members
                                       of
                                 C4S & Co., LLC

Name                   Citizenship       Principal Business Occupation           Address of Principal Business
                                                                                 Occupation

Peter A. Cohen         U.S.A.            Managing member of                      666 Third Avenue
                                         C4S & Co., LLC                          26th Floor
                                                                                 New York, New York  10017

Morgan B. Stark        U.S.A.            Managing member of                      666 Third Avenue
                                         C4S & Co., LLC                          26th Floor
                                                                                 New York, New York  10017

Thomas W. Strauss      U.S.A.            Managing member of                      666 Third Avenue
                                         C4S & Co., LLC                          26th Floor
                                                                                 New York, New York  10017

                           Board of Executive Officers
                                       of
                                  The Oak Fund


Name                    Position with       Citizenship        Principal Business Occupation*       Address of Principal Business
                        The Oak Fund                                                                Occupation

Paul A. Biddelman       Director            U.S.A.             President                            Hanseatic Corporation
                                                                                                    450 Park Avenue,
                                                                                                    Suite 2302
                                                                                                    New York, NY 10022

Niels Heck              Director            The Netherlands    Managing Director                    Cisco Funds Services
                                                                                                    (Cayman Islands) Ltd.
                                                                                                    Corporate Centre,
                                                                                                    West Bay Road
                                                                                                    P.O. Box 31106 SMB
                                                                                                    Grand Cayman,
                                                                                                    Cayman Islands

Hubertus Langen         Director            Germany            Private Investor                     Heinrich-Vogl-Str.17
                                                                                                    81479 Munich
                                                                                                    Germany

--------------------

* To be completed only where principal occupation is not position held with The Oak Fund.

                                  Exhibit Index

Exhibit Number    Title
1.                Joint Filing Agreement dated May 29, 2001 among Cirmatica
                  Gaming S.A., Lottomatica S.p.A., Ramius Securities, LLC, PEI
                  N.V., Ramius Capital Group, LLC, C4S & Co., The Oak Fund,
                  Olivetti International S.A. and Olivetti S.p.A.

2. *Preferred Stock Purchase Agreement dated September 6, 2000 among Autotote Corporation, Olivetti International S.A.,
                  Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd.

3.                *Certificate of Designations of Series A Convertible
                  Preferred Stock of Autotote Corporation (incorporated by reference to Exhibit 3.3 to the 10-Q Quarterly Report of Autotote Corporation filed on September 14, 2000).

4.                *Stockholders' Agreement dated September 6, 2000 among
                  Autotote Corporation, Olivetti International S.A., Cirmatica
                  Gaming S.A., The Oak Fund and Peconic Fund Ltd.

5.                *Voting Agreement dated September 6, 2000 among Olivetti
                  International S.A., Cirmatica Gaming S.A., The Oak Fund and
                  Peconic Fund Ltd.

* Previously filed